Copy of the Resolutions Approved at the September 23, 2021 Meeting of the Board of Directors of ASA Gold and Precious Metals Limited

ASA GOLD AND PRECIOUS METALS LIMITED

APPROVAL OF FIDELITY BOND

RESOLVED, that having considered all relevant factors, including, but not limited to, the value of the assets of the Company to which an employee of the Company may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the financial controls and procedures of the Company, and the nature of the portfolio securities of the Company, the Board of Directors, including a majority of the Directors of the Company who are not interested persons of the Company, has determined that fidelity bond (“Fidelity Bond”) issued by the Continental Insurance Company currently in effect with respect to the Company in the coverage amount of $1,000,000 is reasonable in form and amount to protect the Company against larceny and embezzlement by one or more employees and has determined that the renewal of the Fidelity Bond is in the best interests of the Company; and

FURTHER RESOLVED, that the renewal of the Fidelity Bond and the payment of the premium for such Fidelity Bond are approved; and

FURTHER RESOLVED, that the Officers of the Company be, and each of them hereby is, authorized to execute and deliver any and all documents and to do any and all acts, in the name of and on behalf of the Company, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval; and

FURTHER RESOLVED, that the Officers of the Company be, and each of them hereby, is authorized and directed to make the filings and give the notices required by Rule 17g-1(g) and (h) under the Investment Company Act of 1940, as amended.